Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to incorporation by reference in this Registration Statement on Form F-1 (No. 333-              ) of JE Cleantech Holdings Limited and its subsidiaries (collectively the “Company”) of our report dated April 30, 2024 included in this Company’s annual report on Form 20-F, relating to the audit of the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statement of income and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the year for the three-years period ended December 31, 2023 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
January 23, 2025	Certified Public Accountants
PCAOB ID: 1171